Item 2
ICICI Ltd.

ICICI LIMITED - PERFORMANCE REVIEW: FY2001

The Board of Directors of ICICI at its meeting held in Mumbai today, approved the audited accounts of ICICI (NYSE: IC) for the financial year ended March 31, 2001 ("FY2001"). The Board also considered the consolidated US GAAP financial statements of ICICI for FY2001.

Results - Indian GAAP

Key Highlights for FY2001

o    Gross NPL ratio decreased to 9.9% from 11.1%
o Net NPL ratio decreased to 5.2%, from 7.6%, following the total provisions and write-offs of Rs. 1,421 crore including accelerated provisions and write-offs of Rs. 813 crore
o Profit to equity holders, adding back the accelerated provisions and write-offs of Rs. 813 crore, registered a growth of 21%, increasing to Rs. 1,332 crore in FY2001 from Rs. 1,097 crore in FY2000
o    Fee income increased 61% to Rs. 522 crore from Rs. 324 crore
o    Approvals up 29% to Rs. 56,092 crore from Rs. 43,523 crore
o    Disbursements up 24% to Rs. 31,965 crore from Rs. 25,836 crore
o    Loan assets increased 16% to Rs. 56,002 crore from Rs. 48,334 crore

The period under review was marked by environmental constraints. A significant part of the year witnessed depressed capital markets and volatility in interest rates and foreign exchange markets. There was continued restructuring and consolidation in key manufacturing sectors. The business environment was further constrained by limited response to Government's efforts to attract investments in the infrastructure sector. There were significant changes in respect of the regulatory and taxation guidelines including change in criterion for classifying assets as doubtful, treatment of restructured/rescheduled assets and revised guidelines for investment valuation.

Notwithstanding the environmental constraints, ICICI's profit to equity holders registered a growth of 21% (adding back the accelerated provisions and write-offs), increasing to Rs. 1,332 crore in FY2001 from Rs. 1,097 crore in FY2000. This growth was recorded despite a higher provisioning requirement of about Rs. 66 crore - consequent to the revision of the Reserve Bank of India guidelines whereby sub-standard assets are to be classified as doubtful assets after 18 months of an asset being classified as non-performing loan (NPL) instead of 24 months.

From FY2001, ICICI has decided to make accelerated provisions against NPLs as a more conservative policy. As per this revised provisioning policy, ICICI would achieve a 50% provision cover against a NPL in an accelerated timeframe of three years, as compared to the five-and-a-half-year period prescribed under current guidelines. ICICI's policy is in line with the distinct trend amongst international banks and financial institutions in emerging markets towards increasing their provision cover against NPLs. This higher provision could provide additional cushion to the organization in view of the rising impact of volatility in the global economy on emerging markets like India.

Accordingly, ICICI has made aggregate provisions and write-offs of Rs. 1,421 crore in FY2001, including Rs. 608 crore made as per the requirements of the Reserve Bank of India guidelines and the accelerated provisions and write-offs of Rs. 813 crore. After considering the accelerated provisions and write-offs Rs. of 813 crore, ICICI recorded profit after tax of Rs. 537 crore in FY2001.

In view of the accelerated one-time provisions and write-offs, the Directors have proposed to maintain the dividend rate at 55% (Rs. 5.50 per share of Rs. 10/- each) for FY2001.

Business Operations: Loan approvals up 29%

During the year ended March 31, 2001, ICICI's approvals increased 29% to Rs. 56,092 crore, compared to Rs. 43,523 crore in the previous year. During the same period, ICICI's disbursements increased 24% to Rs. 31,965 crore, compared to Rs. 25,836 crore in the previous year.

ICICI's strategy of using a client-centric business model by instituting relationship groups to actively cross-sell the full range of the ICICI Group's products and services to its clients has yielded the desired results, as demonstrated by the robust growth in business volumes. ICICI also aggressively expanded its client base by leveraging its structuring skills, based on a customized approach.

During the period under review, ICICI continued to improve the risk profile of its asset portfolio by continued focus on business with better-rated corporates, structured infrastructure finance and retail business. This was reflected in ICICI's disbursements to companies rated `A' and above increasing to 89% of total disbursements in FY2001 from 82% in FY2000. Similarly, approvals to companies rated `A' and above increased to 92% from 89%.

Asset Quality: Net NPL ratio reduced sharply to 5.2% at March 31, 2001

ICICI continued its two-pronged strategy for reducing the NPLs, including continuous improvement in incremental asset quality and aggressive settlements and proactive solutions for existing NPLs and problem loans. The trend in gross NPLs in the past few years is given below.

                                                       Rs. crore
   -------------------------------------------------------------
                Mar 31,   Mar 31,   Mar 31,   Mar 31,   Mar 31,
                 1997      1998      1999      2000      2001
   -------------------------------------------------------------
   Gross NPLs   2,821     4,212     5,489     6,018     5,988
   % increase   48%       49%       30%       10%       (0.5)%
   Net NPLs     1,954     2,811     3,733     3,959     2,982
   % increase   63%       44%       33%       6%        (25%)

In addition to the above strategy, ICICI has also made accelerated provisions and write-offs of Rs. 813 crore against NPLs resulting in a sharp decline in ICICI's net NPL ratio to 5.2% at March 31, 2001 from 7.6% at March 31, 2000. The provision coverage against NPLs (provisions and write-offs as a percentage of gross NPLs) has increased to 50.2% at March 31, 2001 from 34.2% at March 31, 2000.

Retail Business: Consolidating market position

ICICI Group's business strategy in the retail business has been to build a strong financial services brand, offer a comprehensive range of innovative products and services across the country, using multiple distribution channels and provide efficient customer service.

ICICI continued its expansion in the retail business, and the year was marked by gains in market share in auto loans and home loans, leading to rapid growth in customer base and asset portfolio. During the year ended March 31, 2001, ICICI's retail business accounted for 7% of total approvals, up from 2% and 11% of total disbursements, up from 3% in the previous year.

With the launch of life insurance products, the ICICI Group now offers retail customers a complete range of financial products and services. Parallely, the distribution set up for retail products has been aggressively expanded during the year and at present, the ICICI Group offers automobile finance loans in 70 cities and home loans in 51 cities. ICICI has emerged as the clear leader in the automobile finance segment and enjoys preferred financier status with almost all major car manufacturers. ICICI Group has also emerged as a key player in the housing finance market.

Technology initiatives: Harnessing technology for integrating diverse products with a customer-centric focus

ICICI has web-enabled all its retail products as well as most corporate products during the year. In November 2000, ICICI launched the wholesale finance portal ICICImarkets.com - a platform for offering wholesale products of ICICI Group online through a common interface. ICICIconnect.com has been launched to offer retail customers access to all their accounts, retail credit as well as liability offerings, across ICICI Group companies from a single login. ICICIdirect.com - online stock trading portal - registered a strong growth during the year with the number of customers crossing 84,000 at March 31, 2001, representing a market share of over 60% of online trading customers in India.

Divestment of stake in ICICI Bank

At the time of granting the banking license to ICICI Bank, the Reserve Bank of India (RBI) had specified that ICICI would have to reduce its holding in ICICI Bank to 40% over a period of time. ICICI had been in discussions with the RBI to determine whether and to what extent ICICI may be required to further reduce its interest in ICICI Bank. During the year, the RBI reiterated its requirement of reduction of ICICI's holding in ICICI Bank and advised ICICI to draw up a firm plan for dilution of ICICI's stake.

In line with the RBI's directive to reduce its stake in ICICI Bank to 40%, as a first step ICICI sold about 10% of ICICI Bank's equity capital in FY2001. ICICI now holds about 46% of ICICI Bank's equity capital.

Resources

During the year under review, ICICI mobilised medium-term and long-term Rupee resources of about Rs. 14,692 crore. Of this, about Rs. 2,900 crore was raised through 7 public issues of bonds to about 18 lac retail investors.

Capital Adequacy

Despite the accelerated provisions and write-offs amounting to Rs. 813 crore, total capital adequacy ratio was a healthy 14.6% at March 31, 2001 with tier-1 capital adequacy ratio being 9.6%.

Results - US GAAP

During the year, ICICI Bank ceased to be a subsidiary of ICICI. Accordingly, ICICI Bank has been consolidated as per equity method of accounting for FY2001 unlike the line-by-line consolidation in FY2000. As a result, financial statements of FY2001 and FY2000 are not strictly comparable.

ICICI recorded net income of Rs. 581 crore (US$ 124 million) in FY2001. Net income was adversely impacted due to depressed market conditions in equity and debt markets resulting in gains from trading and capital gains (including sale of stake in ICICI Bank and ICICI Infotech where the gain is computed on a different basis vis a vis Indian GAAP) being only Rs. 99 crore in FY2001 compared to a gain of Rs. 495 crore in FY2000. If we exclude income from trading and capital gains, net income registered a marginal decline of 2% to Rs. 496 crore from Rs. Rs. 504 crore.

Total assets as per US GAAP were Rs. 73,963 crore (US$ 15.8 billion) at March 31, 2001 with stockholders' equity being Rs. 7,511 crore (US$ 1.6 billion) at the same date.

Summary Profit and Loss Statement (Indian GAAP)
                                                                          Rs. crore
----------------------------------------------------------------------------------------
                                Q4:       Q4:      Growth    FY2000    FY2001    Growth
                               FY2000    FY2001      %                             %
----------------------------------------------------------------------------------------
Fund-based income               1,902    2,073        8.9    7,564     8,144      7.7
----------------------------------------------------------------------------------------
Less: Interest and
depreciation charges            1,604    1,766       10.0    6,359     6,845      7.6
----------------------------------------------------------------------------------------
Net fund-based income             298      307        3.1    1,205     1,299      7.8
----------------------------------------------------------------------------------------
Add: Fees and commissions         119      142       19.0      324       522     61.4
----------------------------------------------------------------------------------------
Net income from operations        417      449        7.6    1,529     1,821     19.2
----------------------------------------------------------------------------------------
Less: Operating expenses(1)        88       87      (1.5)      289       337     16.6
----------------------------------------------------------------------------------------
Profit from operations            329      362       10.1    1,240     1,484     19.7
----------------------------------------------------------------------------------------
Less: Provisions and
write-offs                        137      276      101.2      462       608     31.7
----------------------------------------------------------------------------------------
Profit before income from
investments and other income      192       86     (55.2)      778       876     12.6
----------------------------------------------------------------------------------------
Add: Dividend                     109       40     (62.9)      210       108     48.6)
----------------------------------------------------------------------------------------
Add: Net capital gains            113      347          -      294       344     17.2
----------------------------------------------------------------------------------------
Add: Other income                  14       49          -       46        63     36.1
----------------------------------------------------------------------------------------
Profit before tax and
accelerated provision             428      522       22.0    1,328     1,391      4.7
----------------------------------------------------------------------------------------
Less: Accelerated
provision/write-off                 -      813          -        -       813        -
----------------------------------------------------------------------------------------
Less: Provision for tax            33     (34)          -      122        40        -
----------------------------------------------------------------------------------------
Profit after tax                  395    (257)          -    1,206       537        -
----------------------------------------------------------------------------------------
Preference dividend payout         28        -          -      109        18        -
----------------------------------------------------------------------------------------
Profit to equity holders          367    (257)          -    1,097       519        -
----------------------------------------------------------------------------------------
Profit to equity holders,         367      556       51.5    1,097     1,332     21.5
after adding back
accelerated provisions
-------------------------------------------------------------------------------------------
(1) Includes rent and other recoveries from subsidiaries.

Summary Balance Sheet (Indian GAAP)
                                                                      Rs. crore
--------------------------------------------------------------------------------
                                      Mar 31, 2000     Mar 31, 2001     Growth %
--------------------------------------------------------------------------------
Net loans and debentures                    48,334           56,002        15.9
--------------------------------------------------------------------------------
Other Investments                            3,075            4,404        43.2
--------------------------------------------------------------------------------
Current assets                               9,136            7,583       (17.0)
--------------------------------------------------------------------------------
Fixed assets                                 4,499            5,111        13.6
--------------------------------------------------------------------------------
Miscellaneous expenditure                      346              314        (9.0)
--------------------------------------------------------------------------------
Total assets                                65,390           73,414        12.3
--------------------------------------------------------------------------------
Shareholders' equity and reserves            8,023            7,973        (0.6)
--------------------------------------------------------------------------------
Of which: Equity capital                       783              785           -
--------------------------------------------------------------------------------
Preference capital                           1,308              350       (73.2)
--------------------------------------------------------------------------------
Borrowings                                  50,881           59,835        17.6
--------------------------------------------------------------------------------
Current liabilities                          5,178            5,256         1.5
--------------------------------------------------------------------------------
Total liabilities                           65,390           73,414        12.3
--------------------------------------------------------------------------------

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For press queries please call Madhvendra Das at 91-22-653 6812 or email at das@icici.com
         -------------

For investor queries please call Rakesh Jha at 91-22-653 6803 or Sandeep Guhagarkar at 91-22-653 6899 or email at ir@icici.com

May 3, 2001

END